UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Under the Securities Exchange Act of 1934

LIFECORE BIOMEDICAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

514766104

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

600 Third Avenue

New York, New York 10016

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,216,667* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,216,667* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,216,667* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON* PN

* Includes 243,814 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,396,408* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,396,408* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,396,408* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* PN

* Includes 162,543 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 938,554* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 938,554* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,554* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* CO

* Includes 101,589 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing Plan 13-3873998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,350 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 367,350 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,350 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* EP

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,613,075* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,613,075* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,075* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON* OO

* Includes 406,357 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 938,554* (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 938,554* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,554* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* CO

* Includes 101,589 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,687 (1) (See Item 5)
	8	SHARED VOTING POWER 4,918,979* (See Item 5)
	9	SOLE DISPOSITIVE POWER 88,687 (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,918,979* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,007,666* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON* IN

* Includes 507,946 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

(1)	Excludes right to buy 19,028 restricted stock units that are not exercisable within 60 days of the date hereof (the “RSU Rights”), which restricted stock units convert into the Common Stock (as defined below) on a 1 for 1 basis.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,918,979* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,918,979* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,918,979* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON* IN

* 507,946 shares of Common Stock issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Item 1. Security and Issuer.

This Amendment No. 10 (the “Amendment No. 10”) amends the Statements of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on June 14, 2012, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on October 2, 2012, Amendment No. 2 filed on October 17, 2014, Amendment No. 3 filed with the Securities and Exchange Commission on May 24, 2018, Amendment No. 4 filed with the Securities and Exchange Commission on April 20, 2021, Amendment No. 5 filed with the Securities and Exchange Commission on January 20, 2022, Amendment No. 6 filed with the Securities and Exchange Commission on December 2, 2022, Amendment No. 7 filed with the Securities and Exchange Commission on January 12, 2023, Amendment No. 8 filed with the Securities and Exchange Commission on March 7, 2023, and Amendment No. 9 filed with the Securities and Exchange Commission on March 16, 2024 (collectively, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Common Stock”) of Lifecore Biomedical, Inc. (formerly known as Landec Corporation), a Delaware corporation with its principal executive office at 2811 Airpark Drive, Santa Maria, California 93455 (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

This Amendment No. 10 to the Schedule 13D is being filed to correct the number of shares of Common Stock that are beneficially owned by Wynnefield Reporting Persons from what was previously disclosed by the Wynnefield Reporting Persons in Amendment No. 9 to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $41,228,969 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by addition of the following:

On June 28, 2024, the Issuer entered into a Cooperation Agreement (the “Wynnefield Cooperation Agreement”) with the Wynnefield Reporting Persons. As of the date of the Wynnefield Cooperation Agreement, the Wynnefield Reporting Persons has represented to the Issuer that it is deemed to beneficially own 5,007,666 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”) and 3,561 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares”), totaling, in the aggregate, approximately 16.0% of the Issuer’s outstanding voting securities on an as-converted to Common Stock basis.

Pursuant to the terms of the Wynnefield Cooperation Agreement, the Board of Directors of the Issuer (the “Board”) agreed to nominate Mr. Obus to the Board as a Class 1 director at the Issuer’s 2024 annual meeting of stockholders, with a term expiring at the Issuer’s 2026 annual meeting of stockholders (or, if the Declassification Proposal (as defined in the Wynnefield Cooperation Agreement) is approved by the Issuer’s stockholders at the Issuer’s 2023 annual meeting of stockholders, with a term expiring at the Issuer’s 2025 annual meeting of stockholders (the “2025 Annual Meeting”)).

Under the terms of the Wynnefield Cooperation Agreement, the Wynnefield Reporting Persons have agreed to certain customary standstill provisions with respect to the Wynnefield Reporting Persons’ actions with regard to the Issuer, the Common Stock, and the Preferred Shares for the duration of the Standstill Period (as defined in the Wynnefield Cooperation Agreement). The Standstill Period begins as of the date of the Wynnefield Cooperation Agreement and ends upon the earlier of immediately after the Issuer’s 2025 annual meeting of stockholders or October 31, 2025; provided however, that the Standstill Period may expire earlier upon the occurrence of certain actions or inactions, including the involuntary removal of Nelson Obus as a member of the Board’s Nominating Committee or Compensation Committee and the termination of or uncured material breach of the Cooperation Agreement dated June 28, 2024, by and among the Issuer and each of 22NW Fund, LP, 22NW, LP, 22NW Fund GP, LLC, 22NW GP, Inc., Aron R. English, Bryson O. Hirai-Hadley, and Nathaniel Calloway (the “22NW Cooperation Agreement”) or the Cooperation Agreement dated June 28, 2024 by and among the Issuer and each of Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper and Raymond T. White (the “Legion Cooperation Agreement”).

Pursuant to the Wynnefield Cooperation Agreement, the Wynnefield Reporting Persons have agreed that during the pendency of the Standstill Period, the Wynnefield Reporting Persons will take certain actions, including to vote, or cause to be voted, all shares of Common Stock and Preferred Shares beneficially owned by each member of the Wynnefield Reporting Persons in favor of (a) each of the directors nominated by the Board and recommended by the Board in the election of directors (and not in favor of any other nominees to serve on the Board), and (b) each of the stockholder proposals listed on the Issuer’s proxy card or voting instruction form as identified in the Issuer’s proxy statement in accordance with the Board’s recommendations; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election or removal of directors or any proposed increase in the authorized shares of the Issuer), each of the Wynnefield Investors shall be permitted to vote in accordance with the ISS or Glass Lewis recommendations; provided, further, that each of the Wynnefield Investors shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer, or other business combination involving the Issuer requiring a vote of stockholders of the Issuer.

The Wynnefield Cooperation Agreement also contains certain customary confidentiality, non-disparagement, and other undertakings by the Wynnefield Reporting Persons and the Issuer. In addition, the parties have made customary representations and warranties.

The foregoing description of the Wynnefield Cooperation Agreement is qualified in its entirety by reference to the full text of the Wynnefield Cooperation Agreement, a copy of which is filed as Exhibit 10.3 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 1, 2024, and is incorporated herein by reference.

Except as set forth in this addition to Item 4 or as required to comply with the Wynnefield Cooperation Agreement, the rights, options and plans of the Wynnefield Reporting Persons disclosed in Item 4 of the Schedule 13D remain unchanged and are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)  , (b) and (c) As of July 2, 2024, the Wynnefield Reporting Persons beneficially owned in the aggregate 5,007,666 shares of Common Stock (inclusive of 507,946 shares of Common Stock underlying the Series A Preferred Stock that can be converted by the Wynnefield Reporting Persons up to the Exchange Cap, as further described in Item 4 above), constituting approximately 16.0% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 31,372,815 shares of Common Stock outstanding, consisting of (i) 30,864,869 shares of Common Stock as of June 21, 2024, as disclosed by the Issuer to the Wynnefield Reporting Persons, plus (ii) 507,946 shares of Common Stock underlying the Series A Preferred Stock that can be converted by the Wynnefield Reporting Persons up to the Exchange Cap, as further described in Item 4 above.

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock		Percentage of Outstanding Common Stock
Partners I	2,216,667	(1)	7.1%
Partners	1,396,408	(2)	4.5%
Offshore	938,554	(3)	3.0%
Plan	367,350		1.2%
Nelson Obus	88,687	(4)	0.3%

(1)	Includes 243,814 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

(2)	Includes 162,543 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

(3)	Includes 101,589 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

(4)	Excludes 19,028 RSU Rights that are not exercisable within 60 days of the date hereof.

WCM is the sole general partner of Partners and Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Partners and Partners I beneficially own. WCM, as the sole general partner of Partners and Partners I, has the sole power to direct the voting and disposition of the Common Stock that Partners and Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Offshore beneficially owns. WCI, as the sole investment manager of Offshore, has the sole power to direct the voting and disposition of the Common Stock that Offshore beneficially owns. Each of Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as an executive officer of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Plan is an employee profit sharing plan. Messrs. Obus and Landes are the co-trustees of the Plan and accordingly, Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own. Each of Messrs. Obus and Landes, as the trustees of the Plan, shares with the other the power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Plan.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b) (1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 5,007,666 shares of Common Stock (inclusive of 507,946 shares of Common Stock underlying the Series A Preferred Stock that can be converted by the Wynnefield Reporting Persons up to the Exchange Cap, as further described in Item 4 above), constituting approximately 16.0% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons 31,011,221 shares of Common Stock outstanding, consisting of (i) 30,864,869 shares of Common Stock as of June 21, 2024, as disclosed by the Issuer to the Wynnefield Reporting Persons, plus (ii) 507,946 shares of Common Stock underlying the Series A Preferred Stock that can be converted by the Wynnefield Reporting Persons up to the Exchange Cap, as further described in Item 4 above.

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D, except for the 88,687 shares of Common Stock directly beneficially owned by Mr. Obus, which he does not disclaim.

The Wynnefield Reporting Persons have not engaged in any transactions involving shares of Common Stock during the last 60 days.

(d) and (e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the 13D is amended as follows:

The disclosure set forth in Item 4 of this Amendment No. 6 is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended as follows:

Exhibit 99.6

Cooperation Agreement, dated as of June 28, 2024 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2024).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 2, 2024

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL INC. PROFIT SHARING & MONEY PURCHASE PLAN

By:	/s/ Nelson Obus
Nelson Obus, Co-Trustee

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually